FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2014

Commission File Number 333-26227-01

GOLDEN STATE PETRO (IOM I-A) PLC
(Translation of registrant's name into English)

c/o Fort Anne, Douglas, Isle of Man IM1 5PD
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is Golden State Petro (IOM I-A) PLC's announcement of the sale of VLCC Ulriken, dated October 21, 2014.

EXHIBIT 99.1

Golden State Petro (IOM I-A) PLC Announces Sale of Vessel

Golden State Petro (IOM I-A) PLC (the "Company") announced that it sold the vessel m.t. Ulriken, which served as collateral for the 8.04% First Preferred Mortgage Notes due 2019 (CUSIP 38121E AJ2/ISIN US38121EAJ29) (the "Notes") issued by Golden State Petroleum Transport Corporation ("Golden State"), a Delaware corporation and an affiliate of the Company, on October 20, 2014.  The sale was made in accordance with the requirements of the indenture (the "Indenture") governing the Notes.  As provided by the Indenture, the net proceeds from the sale, together with other funds held by or on behalf of the trustee under the Indenture for the benefit of noteholders, will be used to mandatorily redeem all remaining outstanding notes 90 days after the sale of the vessel.  Golden State expects that the mandatory redemption will take place on or around January 19, 2015.

Advisory: This announcement is for informational purposes only and is not being made in any jurisdiction in which the making of this announcement would violate the laws of such jurisdiction, nor is it an offer to purchase or sell, a solicitation of an offer to purchase or sell, or a solicitation of consents with respect to any securities.

Forward Looking Statements

This announcement contains forward looking statements.  These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including the Company's management's examination of historical operating trends.  Although the Company believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, the Company cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this announcement include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
GOLDEN STATE PETRO (IOM I-A) PLC
(Registrant)

By:	/s/ Alexandra Kate Blankenship
Name:	Alexandra Kate Blankenship
Title:	Director

Dated:  October 21, 2014